

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 12, 2022

Mike Pykosz
Chief Executive Officer
Oak Street Health, Inc.
30 W. Monroe Street, Suite 1200
Chicago, Illinois 60603

      Re: Oak Street Health, Inc.
          Form 10-K for Fiscal Year Ended December 31, 2021
          Filed February 28, 2022
          Response Dated April 20, 2022
          File No. 001-39427

Dear Mr. Pykosz:

We have reviewed your response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Reconciliations , page 75

1.   We have reviewed your response to our comment. Please provide more details for the differences between Platform Contribution and Patient Contribution. For example tell us why you are excluding cost of care expenses from Platform Contribution and not excluding for Patient Contribution. In addition, tell us why you use total revenues for one measure and capitated revenues for the other measure.

2. Tell us your consideration in reconciling these measures to gross profit instead of loss from operations. Platform and Patient Contribution seem more closely related to gross profit instead of loss from operations. We do understand that gross profit is not a measure included on your income statement but we do not believe this prevents you from reconciling to gross profit.

    You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Dan Gordon, Senior Advisor, at (202) 551-3486 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences